BIGLARI CAPITAL CORP.
17802 IH 10 WEST, SUITE 400
SAN ANTONIO, TEXAS 78257
TELEPHONE (210) 344-3400
FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN

December 24, 2013

Mr. James W. Bradford
Chairman of the Board
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive
Lebanon, Tennessee 37087

Dear Jim:

We have called upon the Board of Directors of Cracker Barrel Old Country Store, Inc. to undertake a value maximization process by reviewing all potential extraordinary transactions, including the sale of the Company. The Board’s primary aim should be to sell to the highest bidder in order to create a realization of Cracker Barrel’s value. As the Company’s lead investor, owning nearly 20% of the outstanding shares, we are willing to lead the process by submitting a bid. But, as you are well aware, Tennessee law currently restricts our ability to engage in such a transaction. Thus, we request that the Board support our efforts to seek an amendment to the state law that would give all shareholders the ability to decide the future of their Company.

The value of the business, or any business, depends on who is in control of the assets. We believe Cracker Barrel’s assets would be far more productive under our leadership than in the hands of present leadership. Thus, we are willing to purchase the business because we perceive a significant upside under our management. But other sophisticated buyers also should have the opportunity to bid for the Company.

We think Cracker Barrel’s earning power is far too low in your hands. Current management appears relatively successful because of the dismal performance under the former CEO. We firmly believe that neither you nor your management has a deep understanding of how substantial value can be created. It takes an entrepreneurial mind. To illustrate, we had to drive the Board and management to license products to third parties. Now that you see the benefits to the business, management claims the idea was part of its plan. But we have no interest in gaining credit; our interest lies in making money. Yet it is obvious you will have difficulty growing earnings through operating performance henceforth.  We are convinced you are leaving a ton of value on the table. In contrast, the sale of the Company will create immediate value for all.

If you are confident in your ability, then, alternatively, you should take on leverage and do a share repurchase. We would consider selling our entire position because we would not want to leave our money in your care. The handling of the Duck Dynasty controversy is another example of poor judgment.

Naturally, if our bid is the highest offer, then the Board’s fiduciary duty should dictate a sale to us. We have been working closely with an investment banking firm to arrange the financing required for us to complete the transaction. Consequently, we are prepared to collaborate with the Board in order to amend Tennessee law, thereby placing us in a position to provide the Board with a proposal that would maximize value for all shareholders. All options are on the table.

Should the Board refuse to take meaningful steps to engage in an extraordinary transaction, including the public announcement of its commencement of such a process, we then intend to exercise any and all rights and remedies at our disposal, including a call for a special meeting of shareholders.

We remain resolute in our quest for value maximization.

Sincerely,

/s/ Sardar Biglari

Sardar Biglari